

Mail Stop 3720

October 14, 2009

Via U.S. Mail and facsimile to (615) 564-8204

Mr. W.E. Sheriff
Chief Executive Officer
Brookdale Senior Living Inc.
111 Westwood Place, Suite 200
Brentwood, TN 37027

> **Re:** **Brookdale Senior Living Inc.**
> **Form 10-K for the fiscal year ended December 31, 2008**
> **Filed March 2, 2009**
> **File No. 001-32641**

Dear Mr. Sheriff:

We have reviewed your Form 10-K and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. You should comply with the remaining comments in future filings, as applicable. Please confirm in writing that you intend to do so within the time frame set forth at the end of this letter.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year ended December 31, 2008, as amended by Amendment No. 1 on Form 10-K/A

Non-GAAP Financial Measures, page 60

Cash From Facility Operations, page 62

1.   In future filings, please disclose that management also uses this non-GAAP financial measure in making compensation determinations for named executive officers.

Amendment No. 1 on Form 10-K/A

Compensation Discussion and Analysis, page 12

2.   Based upon your analysis of how your compensation committee considered the market study prepared by the compensation consultant in 2008, it appears that the committee benchmarked base salaries against those of the company's competitors. We especially note that the committee used the data to ensure that executive's base salaries were "externally competitive" and "generally lower than those of comparable executives in comparable businesses." Tell us why you do not believe this is benchmarking.

3.   In the second full paragraph on page 15, you disclose that 15% of Messrs. Ohlendorf's, Rijos', and Smith's target bonus under the 2008 bonus plan was to be determined based on each NEO achieving his individual objectives that contained both subjective and objective elements. We note that you did not disclose the individual objectives and, as you have disclosed on page 22 for 2009, your NEOs are eligible for a semi-annual cash incentive opportunity based upon achievement of certain individual objectives.

        First, in future filings, please disclose the specific individual performance objectives that apply to your NEOs. *See* Item 402(b)(1)(v) of Regulation S-K. Second, please disclose how each NEO performed with respect to each individual performance objective. Here, where you use subjective elements as part of your performance objectives, include a robust discussion that explains how you evaluated or measured the subjective achievement of a NEO. For instance, consider disclosing the criteria and factors upon which you evaluated your NEO's subjective performance.

4.   We note your statement on page 15 that "[f]or purposes of our 2008 bonus programs, the CFFO per share performance targets were defined as the Company's publicly-reported CFFO per share, as adjusted to exclude certain acquisition and integration expenses." In future filings, explain why the compensation committee elected to make further adjustments to this measure for compensation determinations.

5.   In the third paragraph on page 18, you disclose that Messrs. Sheriff and Richardson were eligible to receive restricted stock that was subject to vesting based upon your achievement of a certain net cash flow target during the fourth quarter of 2007. We note that this target is a non-GAAP performance target. In future filings, please disclose how you calculated the amount of any non-GAAP performance target that you use. *See* Instruction 5 to Item 402(b).

*   *   *   *

Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- The staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact Ajay Koduri, Attorney-Adviser, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel
Larry Spirgel
Assistant Director